July 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sandra Hunter Berkheimer
Ms. Sonia Bednarowski Ms. Kate Tillan Ms. Bonnie Baynes

	Re:	CleanSpark, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023 filed December 1, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2024 filed May 9, 2024
File No. 001-39187

Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company,” “we” or “us”) in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2023 (the “10-K”) (File No. 000-39187) filed on December 1, 2023 and the Company's Form 10-Q for the Quarter Ended March 31, 2024 (the “10-Q”) (File No. 000-39187) filed on May 9, 2024.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the fiscal year ended September 30, 2023

General

1.
Refer to your response to comment 1. In future filings, please disclose a breakeven analysis that, along with the energy and hosting costs, includes the mining equipment costs and related financing costs so that investors understand how the cost to mine one bitcoin compares to the value of bitcoin.

Response: The Company will modify the “Analysis of costs to mine one bitcoin” table within Management’s Discussion & Analysis to includes separate line items for both mining equipment costs (miner depreciation) and related miner financing costs. The modifications to the table will be made in future Form 10-Q and Form 10-K filings commencing on the Company’s Quarterly Report on Form 10-Q Ended June 30, 2024.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Note 2. Summary of Significant Accounting Policies

Revenue from Contracts with Customers - Revenue from Bitcoin Mining, page F-11

2.
We acknowledge your response to prior comment 2. In your response, you indicated that you would make certain revisions to your disclosure in future periodic reports. We are unclear how disclosure in your Form 10-Q for the quarterly period ended March 31, 2024 incorporates those changes. Please specifically address the following concerning your mining revenue recognition under ASC 606:

• Tell us your consideration of disclosing that the services you provide are an output of your ordinary activities.

Response: The Company will specifically describe in it the Summary of Significant Accounting Policies that the services we provide are an output of our ordinary activities. We have attached as an Exhibit A to this letter a current draft of our revised disclosure of our Revenue Recognition policy included within the Summary of Significant Accounting Policies, which we believe addresses the comments throughout this question #2.

• Since you told us that the option to renew does not represent a material right, tell us your consideration of disclosing that you have determined that the mining pool operator’s (i.e., the customer's) renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates.

Response: The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates. The Company will enhance its disclosure to include reference to such. The proposed language is included in the Exhibit A to this correspondence for your reference.

• You told us that a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator. Please revise your disclosure in future filings to describe your performance obligation as such (i.e. the provision of hash calculations).

Response: The Company will ensure that future filings are consistent and concise stating that our single performance obligation is a service to perform hash calculations for the pool operator.

• In your response, you confirmed our understanding that contract duration is for a period of less than 24 hours. However, disclosure in your 10-Q continues to imply contract duration is for a period of one day. For example, on page F-12 of your 10-Q you state “the performance obligation of computing power services is fulfilled over time, as opposed to a point in time, because the Company provides the hash computation computing power throughout the day and the customer simultaneously obtains control of it and uses the asset to produce bitcoin.” Additionally, you state on page F-12 “According to the customer contract, daily earnings are calculated from midnight-to-midnight UTC time.” Please advise or revise.

Response: The Company will revise the disclosure in future filings to ensure consistent and concise references to contact duration as being a period of less than 24 hours. The proposed language is included in the Exhibit A to this correspondence for your reference.

• In your response, you confirmed that the company measures noncash consideration received on the date of contract inception. However, it appears based on your disclosure that you measure noncash consideration received at midnight UTC the day after contract inception. Please explain to us how your policy is consistent with the requirement to measure cash consideration on the date of inception, and how you concluded a time on the date of contract inception (e.g. 23:59:59) is not more appropriate.

Response: The Company receives non-cash consideration in the form of bitcoin, fair value of which the Company measures at 23:59:59 UTC on the date of contract inception using the Company's principal market for bitcoin. The proposed language clarifying this matter is included in the Exhibit A to this correspondence for your reference.

• Based on your response, it appears that network difficulty is a variable that impacts block rewards and transaction fees, and does not on its own seem to be a component of the revenue recorded for your bitcoin mining activities. Please revise your disclosure accordingly.

Response: The Company can confirm that network difficulty is a variable that impacts block rewards and transaction fees and is not on its own a component of revenue. The Company will revise the disclosure in future filings. The proposed language is included in the Exhibit A to this correspondence for your reference.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc: Mark D. Wood

Katten Muchin Rosenman LLP